February 1, 2000


 Securities and Exchange Commission
 450 Fifth Street, N..W.
 Washington, D.C.   20549


             Re:   Withdrawal of Form SB/2
                   Bingogold Com, Inc.
                   Accession No.  0001058985-00-000036
                   File Number: 333-95403

 Ladies and Gentlemen:

     This firm is legal counsel for Bingogold Com, Inc. On behalf of Bingogold Com, Inc., we hereby request that the subject registration statement filed on the EDGAR System under File Number 333-95403 be withdrawn. The SB/2 was filed accidently as a duplicate filing.

      Thank you for your assistance. If you have questions concerning this matter, please do not hesitate to contact me.



                                 Very truly yours,


                                 Adam U. Shaikh, Esq.

                                 SHAWN F. HACKMAN,A PC.


 (BY) Signature                               /s/ Shawn F. Hackman
 (Name)                                           Shawn F. Hackman